NEW
CENTURY
REMANUFACTURING, INC.

April 6, 2009

Andri Boerman
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re: New Century Companies, Inc
Form 10-KSB for the year ended December 31, 2007
Filed May 15, 2008
File No. 000-09459

Dear MS. Boerman,

Response: Letter of April 1, 2009, Note 9. Loss Per Share

1. Tell us if you formally declare the dividends at each reporting period as they are incurred and accrued. Also, tell whether, by law they need to be declared, given that your dividends are mandatory and cumulative.
   - Dividends are accrued and reported for each quarter. Yes, by law dividends are mandatory and cumulative.

2. Tell us more about the nature of the preferred stockholders – both those that waived the right to dividends and those that didn't. For example, explain if any of the holders are related parties, or if they maintain any other ownership in the company (i.e. common stock, even a small amount).
   - To my knowledge there are no related parties who hold series "C" or "D" preferred stock. The company is not knowledgeable of all individuals' personal holdings of common stock of New Century.

3. Explain to us about the dividends that were waived by certain preferred shareholders, including whether the shareholders were compensated in any way for the waiver, if there was any inducement offered by the company to obtain the waivers, etc.
   - There was no inducement to any preferred shareholder for compensation simply a letter, which is attached hereto.

4. Also, explain the expectations of the preferred shareholders with regards to the cumulative dividends, for example, tell us if any have demanded payment of the cumulative mandatory dividend, if not why.
   - No shareholder has ever called or requested dividend payments to my knowledge. I cannot presume expectations of any shareholder.

5. Explain whether the preferred stock agreements permit the unpaid dividends to be converted to common stock or if any unpaid dividends have been converted to common stock.
   - There is no provision to convert unpaid dividends to common stock.

9831 Romandel Ave. Santa Fe Springs, CA 90670 Tel: (562)906-8455 Fax: (562)906-8459

6. Tell us if there is any preference in liquidation for the unpaid dividends or if there is a stated liquidated amount as part of the preferred stock agreements. Also, explain why the preferred stock agreements have not been filed as an exhibit.

- In my opinion there is no preference in liquidation for unpaid dividends and there is $25 per share stated liquidated amount for preferred shareholders. I think there may have been an inadvertent oversight to file the preferred stock certificate of designation.

7. Please provide us with a copy of any legal opinions you have obtained with regards to the accrued dividends.

- We do not have a written legal opinion available for the disposition of dividends over four years old and have relied on California Statue of Limitations.

Sincerely,

David Duquette

President

NEW CENTURY COMPANIES, INC.

March 30, 2006

Dear New Century Shareholder,

In an effort to increase shareholder value and stock price I am asking that you consider waiving any dividends that may be due to you. New Century has been unable to pay any dividends and it is unlikely that enough cash flow would be available in the near future to do so.

By waiving dividends due to you and converting your stock to common you would definitely enhance shareholder value.

Please acknowledge below your acceptance to waive any future or previous past dividends due to you.

Regards,

David Duquette "The Chief"

David Duquette

I Jens Dalsgaard "gladly" waive any dividends that
Print Name
may have been accrued on my behalf by New Century Companies, Inc

Signed By ________________ Date 3/10/06

9835 Santa Fe Springs Road, Santa Fe Springs, CA 90670 Tel: (562)906-8455 Fax: (562)906-8459
Website: www.newcenturyinc.com Email: info@newcenturyinc.com